 EXHIBIT 99.2

Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2020

DATED: NOVEMBER 9, 2020

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3
Caution Regarding Forward-looking Statements	4
Company Overview	5
Mission	6
Q3 2020 Update on COVID-19 Impact	6
Financial Performance Review	9
Liquidity and Capital Resources	22
Risk Management	25
Non-IFRS Financial Measures	26
Non-Financial Measures	29
Critical Accounting Estimates	30
Changes in Accounting Policies	30
Controls and Procedures	30

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 9, 2020 and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and nine months ended September 30, 2020 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and nine months ended September 30, 2020. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial results reported under IFRS. We use non‑IFRS financial measures, including core revenue, adjusted EBITDA, adjusted cash net income (loss) and cash operating expenses to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. A reader should review this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. We all know it’s time to do things differently. It’s time for a new way to manage our money, one that’s inclusive and sustainable. One that takes into account our financial health, the planet’s health and the health of our society. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”) featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the products described above, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•	In July 2020, we announced a new automatic carbon offsetting feature with the MogoCard, designed to help Canadians improve their financial health and the health of the planet through better spending control, and automatic carbon offsetting. By separating spending into a separate account, and avoiding credit, consumers are able to limit themselves to a specific budget. MogoCard is the only card in Canada that helps fight climate change by automatically offsetting carbon as you spend.

•	In November 2020, we announced that MogoCard now supports Apple Pay®, Google Pay™ and Samsung Pay. This provides MogoCard users with even more options for cashless, contactless payment using their smartphone or other devices, while continuing to get all the benefits and security of MogoCard.

•	In August 2020, we announced that we have established a new referral agreement with EQ Bank, the digital banking platform offered by Equitable Bank, through which Mogo will offer access to EQ Bank’s Savings Plus Account to Mogo members through the Mogo app.

•	In August 2020, we announced that we have established a new referral agreement with Lendful Financial Inc. (“Lendful”), through which Mogo will offer its members access to Lendful’s prime loan products through the Mogo app.

•	In August 2020, we announced plans to launch a mobile peer-to-peer (“P2P”) payment solution that will enable users to quickly and easily make and share payments with friends and family through Mogo’s mobile app. The Company expects to launch the solution in the first half of 2021.

•	In September 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments include a reduction in the average coupon interest rate, from approximately 14% to approximately 7% , the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million common share purchase warrants to the debenture holders subsequent to the end of the quarter.

•	In Q2 2020 we reduced our cash operating expenses(1) by $5.4 million relative to Q4 2019, a decrease of over 50%, in connection with our cost saving initiatives announced in March 2020 (the "COVID-19 Response Plan"). During Q1 and Q2 2020 we reduced our total workforce by approximately 40% relative to the end of Q4 2019. Based on its business needs, Mogo subsequently facilitated a return to work for some of its employees that had been placed on temporary layoff.

•	In February 2020, we signed a three-year lending partnership (the “goeasy Arrangement”) with goeasy Ltd. (“goeasy”), one of Canada’s largest and most experienced non-prime consumer lenders, enabling Mogo to monetize its lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk from these loans. Additionally, we also completed the sale of the majority of our “MogoLiquid” loan portfolio to goeasy for gross consideration of $31.6 million (the “Liquid Sale”).

•	In February 2020, in conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

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Management’s Discussion and Analysis

•	In May 2020, we amended certain terms of our 10% convertible senior secured debentures previously set to mature on May 31, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures to May 31, 2022 and reducing the conversion price of the outstanding principal amount by 45% from $5.00 to $2.75 per common share.

•	In December 2019, we renegotiated our Credit Facility – Other, decreasing the interest rate by up to 400 basis points effective July 2, 2020, and extending the maturity to July 2, 2022 (the “Credit Facility Renewal”).

•	In January 2020, we achieved a new milestone, exceeding 1,000,000 Mogo members on our digital platform.

•	In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly payments from $0.5M to $0.3M (the “Postmedia Extension”). We also issued additional 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.54, which along with existing outstanding warrants held by Postmedia, were amended to an exercise price of $1.29 in June 2020 in exchange for Postmedia waiving certain amounts payable by Mogo through December 31, 2020.

•	In Q2 2019, we completed the Business Combination (as further described in Note 13 to our interim condensed consolidated financial statements) which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $30.3 million.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

Q3 2020 Update on COVID-19 Impact

Daily Operations and Safety

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

In the first half of 2020, we implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at our offices and maintain regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations. Operationally, Mogo has shifted its employees to work remotely. Given the digital nature of our business, the customer experience has been wholly unchanged.

Cash Flow and Operating Expenses

In March 2020, in light of the uncertain economic environment, Mogo undertook a thorough review of all its expenses and implemented a plan to significantly reduce those expenses. Operating expense reduction initiatives resulted in a $5.4 million reduction in Q2 2020 cash operating expenses(1) relative to Q4 2019, and this reduced cost base continued into Q3 2020 with a focus on deferring growth investments in technology and development and marketing. Included in this targeted reduction were cash personnel costs that are capitalized to intangible assets.

As we continue to increase loan originations and focus on growing our member base and developing P2P, we expect a moderate increase in operating expenses in the fourth quarter. Given the ongoing, changing and uncertain situation regarding COVID-19, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

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Management’s Discussion and Analysis

Summary of Reductions to Operating Expenses and Improvements to Cash Flow

•	The following table provides a reconciliation of cash operating expenses, a non-IFRS measure, to operating expenses, the nearest IFRS measure:

($000s)
	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019

Operating expenses	$7,135	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	839	882	1,849	2,213
Less:
Depreciation and amortization	(2,288)	(2,287)	(2,225)	(2,042)
Stock-based compensation	(384)	(460)	(214)	(177)
Non-cash warrant expense	(291)	(516)	245	(68)
Cash operating expenses	5,011	5,257	9,700	10,615

•

In Q1 and Q2 2020, we saw reductions to headcount in some areas of the business, including natural attrition and both temporary and permanent layoffs. We also implemented temporary salary reductions including a 40% reduction for our CEO and President & CFO, 5-20% for most of our other salaried employees and reduced hours for the majority of other hourly based employees. At the beginning of Q3 2020, we were able to return a small number of employees on temporary layoff to their positions and return hourly employees to their full schedules. We have committed to revert to regular salary levels for all affected employees in Q4 2020.

•

The amendment of our non-convertible debentures in Q3 2020 significantly reduces our interest obligations, reducing our average coupon interest rate from 14% to 7%, and further providing us with flexibility to settle interest and principal in either Mogo common shares or cash, at our option. Mogo paid $nil cash interest in Q3 2020 in respect of these debentures (Q2 2020 - $nil; Q1 2020 - $1.5 million).

•	We worked with vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

•

Cash flow from operations remained positive in Q3 2020 despite a steady resumption of loan offers to new customers. Net loan originations were $3.0 million in Q3 2020, compared to $0.6 million in Q2 2020. We expect to continue taking a cautious and measured approach in resuming higher levels of loan originations on a go-forward basis.

•

Cash provided by (used in) operating activities was $5.2 million in the three months ended September 30, 2020 compared to ($5.1) million in the comparative period, due primarily to lesser cash used in the loan book and lower operating expenses. Cash used in investing activities decreased to $0.8 million from $2.1 million in the same respective periods, as a result of a reduced workforce and lesser growth investment in Q3 2020.

($000s)
	Three months ended September 30, 2020	Three months ended September 30, 2019
Cash provided by (used in) operating activities	$5,206	$(5,145)
Cash used in investing activities	(839)	(2,085)
Cash provided by (used in) operating and investing activities	4,367	(7,230)

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Digital Lending and Customer Support

Mogo has been working closely with customers to support them through this changing environment and has launched a Job Loss Action Plan for members, including payment programs for affected loan customers. In addition, measures have been taken to limit additional credit exposure during this uncertain time. Specific actions and results include:

•

To date we have provided approximately 7% of our loan customers with some form of relief, including reduced interest and deferred payments, with less than 0.5% of customers still on relief as at the date of this filing. The number of customers on relief options has reduced significantly in Q3 2020 as compared to March and April 2020.

•	In Q3 2020, we experienced lower rates of customer default relative to historical levels, which is a continuation of this positive trend established in Q2 2020.

•

In March 2020, we temporarily paused new on-balance sheet loan originations, instead focusing on servicing our existing members and loan customers, and directed a certain portion of the reduced loan demand to our lending partner. In late Q2 2020 and continuing into Q3 2020, we have restarted on-balance sheet loan offers to new customers.

•

We continue to take a slow and measured approach to restarting new loan originations. Since Q2 2020, we introduced an enhanced employment and income verification framework to help identify higher risk loan applications. Q3 2020 saw a return to moderate loan origination volume to new customers for the first time since March 2020, in addition to loan balance increases to existing customers in good standing, and loans to past customers who had previously paid in full. In Q3 2020, 48% of net originations were to new customers and 52% were to existing and returning past customers.

•	In Q3 2020, the volume of early loan repayments reverted closer to historical levels. Previously in Q2 2020, we had seen a higher than historical rate of early loan repayments from our customers.

Revenue

As a result of efforts to manage our credit risk and operating spend in light of COVID-19, we have experienced a decrease in certain revenues attributable to measures taken in response to the pandemic. Specifically, as described above, we reduced loan originations compared to historical levels in order to limit credit exposure, and significantly reduced marketing expenses, which has resulted in a corresponding decrease in revenue in the last three quarters:

($000s)
	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 31, 2020	Three months ended December 31, 2019

Total revenue	$9,774	$10,559	$13,910	$15,018
Less: MogoLiquid loan revenue	-	-	(1,721)	(2,663)
Core revenue (1) (2)	9,774	10,559	12,189	12,355
Quarter over quarter % change	(7.4)%	(13.4)%	(1.3)%

Excluding the impact of the Liquid loan book sold in Q1 2020, our revenues declined by 7.4% in Q3 2020 compared to Q2 2020, an improvement from the 13.4% decline in Q2 2020. It should be noted that while our gross loans receivable continued to decline in Q3 2020 as a result of our COVID-19 credit risk response measures, our interest revenue in the same period has declined at a much slower rate. This indicates an improvement in our interest revenue yield which is directly attributable to the lower concentration of delinquent loans in our loan portfolio, as the credit quality of the book continues to improve despite the challenging economic environment. Separately, subscription and services revenue relating to partner lending, MogoCard, and MogoCrypto grew slightly in Q3 2020 compared to Q2 2020 which offset part of the revenue decline despite limited marketing spend. We expect this revenue trend to accelerate as we resume our growth investments.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

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Management’s Discussion and Analysis

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: core revenue(1) (2), adjusted EBITDA(1), adjusted cash net loss(1), and Mogo members. We evaluate our performance by comparing our actual results to prior year results. In order to ensure we are able to continue to provide meaningful comparisons, the Company reclassified certain prior period numbers to conform with the current presentation. The tables below provide the summary of key performance indicators and their most comparable IFRS measures, for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Three months ended September 30,		Percentage	Nine months ended September 30,		Percentage
	2020	2019	Change	2020	2019	Change

IFRS Measures
Revenue	$9,774	$15,029	(35)%	$34,243	$44,787	(24)%
Net income (loss) and comprehensive income (loss)	1,019	(6,033)	n/a	(10,596)	(4,637)	129%

Key Performance Indicators(1)
Core revenue	9,774	12,191	(20)%	32,522	34,822	(7)%
Adjusted EBITDA	4,825	1,081	346%	10,566	4,906	115%
Adjusted cash net income (loss)	3,407	(5,173)	n/a	799	(13,806)	n/a

	September 30, 2020	September 30, 2019	Percentage Change
Non-Financial Measures
Mogo members (000s)	1,074	925	16%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

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Management’s Discussion and Analysis

Revenue(3)

Revenue was $9.8 million for the three months ended September 30, 2020, a decrease of 35% compared to $15.0 million in the three months ended September 30, 2019. Revenue was $34.2 million for the nine months ended September 30, 2020, a decrease of 24% compared to $44.8 million in the nine months ended September 30, 2019.

The revenue decrease results primarily from the previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the three and nine months ended September 30, 2020, our exit from these revenue streams contributed to $2.8 million and $8.2 million of the decline in total revenue respectively, as compared to the same periods last year. In the three and nine months ended September 30, 2020, a lower average loan book size also contributed to a decrease in interest revenue and other loan related revenue streams, as Mogo purposely levered down its balance sheet in the last two quarters to minimize credit risk exposure in light of the COVID-19 pandemic.

Net income (loss) and comprehensive income (loss)

Net income (loss) and comprehensive income (loss) was $1.0 million in the three months ended September 30, 2020, compared to ($6.0) million in the three months ended September 30, 2019. The improvement from ($6.0) million to $1.0 million in the current quarter is primarily driven by a $4.1 million reduction in operating expenses as a result of our previously announced cost reduction initiatives, and a $1.8 million decrease in credit facility interest expense due to the full repayment of the Credit Facility – Liquid in Q1 2020, and a reduction in interest rate on our Credit Facility – Other from 14.5% to 10.5% effective July 2, 2020. There was also a $1.5 million reduction to expense as a result of the debenture amendments effected in the quarter.

Net income (loss) and comprehensive income (loss) was ($10.6) million in the nine months ended September 30, 2020, compared to ($4.6) million in the nine months ended September 30, 2019. Net loss and comprehensive loss in the comparative period was driven by a one-time $13.3 million gain on acquisition of Difference Capital Financial Inc. (“Difference”). Excluding this one-time gain on acquisition, net income (loss) and comprehensive income (loss) in the comparable prior period was ($17.9) million. The variance was driven primarily by a $9.2 million reduction in operating expenses as a result of our previously announced cost reduction initiatives, a $3.7 million reduction in credit facility and debenture interest expense for the reasons described above, partially offset by $4.0 million lower gross profit, and $3.9 million of unrealized losses on our investment portfolio, the majority of which were recognized in the first half of 2020 and attributable to reduced valuations as a result of the uncertainty surrounding COVID-19’s impact on the business of the investees. Additionally, we recorded a $1.7 million one-time gain on the Liquid sale in Q1 2020.

Core revenue(1) (2)

Core revenue was $9.8 million for the three months ended September 30, 2020; a 20% decrease compared to $12.2 million in the same period last year. This decrease was driven by a lower average loan book size and thus lower loan related revenues, as Mogo intentionally levered down its balance sheet during the last two quarters to mitigate against credit risk during the COVID-19 pandemic. Management is encouraged with the results to date of our measured approach to managing the loan portfolio, as we experienced lower rates of customer default in Q3 2020 relative to historical levels despite the challenges of COVID-19, and saw an improvement in the aging of the loan portfolio during Q3 2020. Additionally, subscription and services revenue related to partner lending, MogoCard, and MogoCrypto increased slightly compared to the same period last year.

In the nine months ended September 30, 2020, core revenue was $32.5 million compared to $34.8 million in the comparative period last year for the same reasons above, as growth in subscription and services revenue driven by our partner lending platform was offset by a decrease in loan related revenues.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

(3)

The Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of the new presentation to previously reported amounts.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Adjusted EBITDA was $4.8 million for the three months ended September 30, 2020, a 346% increase compared to $1.1 million in the same period last year. As described above, the improvement is driven primarily by a $4.1 million reduction in operating expenses, offset by a $0.9 million decrease in gross profit. The reduction in operating expenses is primarily attributable to significant cost reduction initiatives that we have implemented since March 2020. The decrease in gross profit results from lower revenue in the current period, largely offset by lower loan loss provision expense due to continued strong credit performance in the loan book despite the challenges of the COVID-19 pandemic. Although some of our cost reductions are temporary in nature, we expect that certain initiatives will result in permanent savings and efficiencies, which will provide us with an overall leaner cost structure going forward.

In the nine months ended September 30, 2020, adjusted EBITDA was $10.6 million, a 115% increase compared to $4.9 million in the same period last year. This is driven by the factors noted above, partially offset by lower gross profit contribution due to the Liquid Sale in February 2020.

Adjusted cash net income (loss)(1)

Adjusted cash net income (loss) was $3.4 million for the three months ended September 30, 2020, compared to ($5.2) million in the three months ended September 30, 2019. The $8.6 million improvement in adjusted cash net income (loss) is driven primarily by the $4.1 million reduction in operating expenses. In addition, cash technology and development expenses capitalized to the balance sheet were reduced by $1.2 million compared to the same period last year, as a result of reductions in headcount. Further, there was a $1.6 million reduction in cash debenture interest paid in Q3 2020, as Mogo and its debenture holders approved certain amendments to the terms of the debentures in the quarter. There was also a $1.8 million reduction of cash credit facility interest expense in Q3 2020 compared to the same period last year, resulting from the paydown of the Credit Facility – Liquid in Q1 2020 and a reduction in interest rate on the Credit Facility – Other effective Q3 2020.

In the nine months ended September 30, 2020, adjusted cash net income (loss) was $0.8 million compared to ($13.8) million in the same period last year, with the improvement primarily due to the variances described above, partially offset by an incremental $1.2 million loan loss allowance booked in Q1 2020 due to uncertainty surrounding COVID-19, and reduced to $1.1 million in Q3 2020. Refer to the section “Loans receivable” on page 20 for additional details on the allowance for loan losses in light of the COVID-19 pandemic.

Mogo members

Our total member base has grown to 1,074,000 members as at September 30, 2020, from 925,000 members as at September 30, 2019, representing an increase of approximately 16% or 149,000 net members. Members increased by 34,000 relative to Q2 2020 representing a 3% increase compared to the previous quarter. The continuous increase in our member base, despite temporarily reducing performance marketing spend for the majority of Q3 2020, reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and nine months ended September 30, 2020 and 2019:

($000s, except per share amounts)
	Three months ended September 30		Nine months ended September 30
	2020	2019(2)	2020	2019(2)
Total revenue	$9,774	$15,029	$34,243	$44,787
Cost of revenue	657	4,940	7,159	13,666
Gross profit	9,117	10,089	27,084	31,121
Technology and development expenses	3,148	3,599	10,276	12,331
Marketing expenses	783	2,379	2,642	6,428
Customer service and operations expenses	966	2,238	4,329	6,355
General and administration expenses	2,238	2,969	7,571	8,869
Operating expenses	7,135	11,185	24,818	33,983
Income (loss) from operations	1,982	(1,096)	2,266	(2,862)
Credit facility interest expense	1,039	2,849	5,185	8,295
Debenture and other financing expense	1,155	1,851	4,987	5,553
Accretion related to debentures and convertible debentures	186	194	561	561
Gain on acquisition, net of transaction costs	-	-	-	(13,249)
Revaluation (gains) losses	721	(188)	4,068	201
Other non-operating (income) expenses	(2,138)	231	(1,939)	414
Net income (loss) and comprehensive income (loss)	1,019	(6,033)	(10,596)	(4,637)
Adjusted EBITDA(1)	4,825	1,081	10,566	4,906
Adjusted cash net income (loss) (1)	3,407	(5,173)	799	(13,806)
Basic net income (loss) per common share	0.035	(0.221)	(0.375)	(0.186)
Diluted net income (loss) per common share	0.035	(0.221)	(0.375)	(0.186)

_______

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In Q4 2019, the Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of the new presentation to previously reported amounts.

12 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue(1)

The following table summarizes total revenue for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Subscription and services revenue	$4,206	6,063	(31)%	14,553	19,206	(24)%
Interest revenue	5,568	8,966	(38)%	19,690	25,581	(23)%
Total revenue	9,774	15,029	(35)%	34,243	44,787	(24)%

Subscription and services revenue– represent MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, revenue from our bitcoin mining operations (in comparative period only) and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans.

Total revenue for the three months period ended September 30, 2020 was $9.8 million, decreased by 35% from $15.0 million for the three months ended September 30, 2019, and by 24% to $34.2 million from $44.8 million for the nine months ended September 30, 2020 and 2019, respectively.

The revenue decreases result primarily from the previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the three and nine months ended September 30, 2020, our exit from these revenue streams contributed to $2.8 million and $8.2 million of the decline in total revenue respectively, as compared to the same periods last year. In the three months ended September 30, 2020, a lower average loan book size also contributed to revenue decrease, as Mogo purposely levered down its balance sheet in the quarter to minimize credit risk exposure in light of the COVID-19 pandemic. The decrease in loan revenue was partially offset by higher partner lending and MogoCard revenues in the same periods.

For the three months ended September 30, 2020, subscription and services revenue was $4.2 million, a 31% decrease compared to $6.1 million in the same period last year. For the nine months ended September 30, 2020, subscription and services revenue decreased by 24% to $14.6 million from $19.2 million in the same period last year. The decrease in subscription and services revenue is primarily due to our strategic exit from bitcoin mining during Q3 2019 and to a loss of subscription and services related revenue associated with the Liquid Sale in February 2020, partially offset by partner lending and MogoCard revenues in the same periods.

For the three months ended September 30, 2020, interest revenue was $5.6 million, a 28% decrease compared to $9.0 million in the same period last year. For the nine months ended September 30, 2020, interest revenue decreased by 23% to $19.7 million from $25.6 million in the same period last year. The decrease in interest revenue is primarily attributable to the Liquid Sale during Q1 2020.

__________

(1)

In Q4 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented the amounts paid by borrowers for loan protection as part of its revenues, and the associated costs paid to insurers for loan protection as part of its transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 and $4.5 million for the three and nine months period ended September 30, 2019 respectively. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

13 | Page

Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Provision for loan losses, net of recoveries	582	4,830	(88)%	6,893	13,211	(48)%
Transaction costs(1)	75	110	(32)%	266	455	(42)%
Cost of revenue	657	4,940	(87)%	7,159	13,666	(48)%
As a percentage of total revenue	7%	33%		21%	31%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue was $0.7 million for the three months ended September 30, 2020, an 87% decrease compared to $4.9 million in the same period last year, primarily related to a lower provision for loan losses as Mogo experienced lower than historical average defaults. For the nine months ended September 30, 2020, cost of revenue decreased by 48% to $7.1 million from $13.7 million in the same period last year for the same reasons as above, and additionally due to above average principal repayments despite the economic challenges presented by the COVID-19 pandemic.

As at September 30, 2020, Mogo’s COVID-19 related loan allowance was $1.1 million, which has already been expensed and reflected in the provision for loan losses for the nine months ended June 30, 2020. We believe we are adequately provisioned to absorb any potential future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expense prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction costs were approximately $0.1 million for the three months ended September 30, 2020 and 2019. For the nine months ended September 30, 2020, transaction costs decreased by 42% to $0.3 million from $0.5 million in the same period last year. The decrease in transaction costs is primarily due to reductions in loan origination activity in the corresponding period, as part of our measured approach to managing our loan book to mitigate against credit risk during the COVID-19 pandemic, and discounts received from our suppliers.

___________

(1)

In Q4 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 million and $4.5 million for the three and nine month periods ended September 30, 2019 respectively. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

14 | Page

Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Technology and development expenses	3,148	3,599	(12)%	10,276	12,331	(17)%
As a percentage of total revenue	32%	24%		30%	28%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, amortization of capitalized software costs related to our technology platform, and for the comparative period only, hosting costs relating to servers and bitcoin mining equipment.

Technology and development expenses decreased by 12% to $3.1 million from $3.6 million for the three months ended September 30, 2020 compared to the same period last year. For the nine months ended September 30, 2020, technology and development expenses decreased by 17% to $10.3 million from $12.3 million in the same period last year. Technology and development expenses as a percentage of total revenue increased from 24% to 32% for the three months ended September 30, 2020 and increased from 28% to 30% for the nine months ended September 30, 2020, compared to the same periods last year. The decrease is primarily due to exiting Bitcoin mining in the third quarter of 2019 and reductions in employee headcount as per our COVID-19 Response Plan we announced in late March 2020 to reduce cash expenses. The decrease in technology and development expenses is partially offset with an increase in amortization related to capitalized projects.

The capitalization of technology and development expenses decreased by 60% to $0.8 million from $2.0 million for the three months ended September 30, 2020 and 2019, respectively. For the nine months ended September 30, 2020, capitalization decreased by 42% to $3.6 million from $6.2 million compared to same period last year. The variance is primarily related to the decrease in employee headcount as discussed above.

Marketing Expenses

The following table provides the marketing expenses for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Marketing expenses	783	2,379	(67)%	2,642	6,428	(59)%
As a percentage of total revenue	8%	16%		8%	14%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

15 | Page

Management’s Discussion and Analysis

Marketing expenses decreased by 67% to $0.8 million from $2.4 million for the three months ended September 30, 2020 and 2019 respectively. For the nine months ended September 30, 2020, marketing expenses decreased by 59% to $2.6 million from $6.4 million in the same period last year. Marketing expenses as a percentage of total revenue decreased to 8% from 16% for the three months ended September 30, 2020, and to 8% from 14% for the nine months ended September 30, 2020, compared to the same periods last year.

The decrease in marketing expense in the three months ended September 30, 2020 is primarily due to reduced paid search advertising costs as a result of a more moderate level of new loan originations. Further, there was a reduction in Postmedia related costs after we entered into an agreement to reduce fixed quarterly cash payments in connection with the extension of the agreement to January 2023, offset by increased non-cash warrant expenses. The decrease for the nine month period ended September 30, 2020 was driven by the above factors, and additionally by our temporary suspension of new loan originations in early Q2 2020.

Customer Service and Operations Expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Customer Service and Operations expenses	966	2,238	(57)%	4,329	6,355	(32)%
As a percentage of total revenue	10%	15%		13%	14%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased by 57% to $1.0 million from $2.2 million for the three months ended September 30, 2020 and 2019 respectively. For the nine months ended September 30, 2020, CS&O expenses decreased by 32% to $4.3 million from $6.4 million in the same period last year. CS&O expenses as a percentage of total revenue decreased to 10% from 15% for the three months ended September 30, 2020 and 2019 respectively and decreased marginally to 13% from 14% for the nine months ended September 30, 2020 and 2019, respectively.

The decrease in CS&O expense is primarily due to a decrease in personnel related costs and lower credit scoring expenses as a result of our lower level of new loan origination activity in the three and nine months ended September 30, 2020.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

General and administration expenses	2,238	2,969	(25)%	7,571	8,869	(15)%
As a percentage of total revenue	23%	20%		22%	20%

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Management’s Discussion and Analysis

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased by 25% to $2.2 million from $3.0 million for the three months ended September 30, 2020 and 2019 respectively. For the nine months ended September 30, 2020, G&A expenses decreased by 15% to $7.6 million from $8.9 million in the same period last year. G&A expenses as a percentage of total revenue increased to 23% from 20% for the three months ended September 30, 2020 and 22% from 20% for the nine months ended September 30, 2020, compared to the same periods last year.

G&A expenses decreased primarily due to reductions in headcount and temporary reductions in salaries of our employees, along with reductions in discretionary expenditures.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Credit facility interest expense – Liquid	-	$1,132	(100)%	$909	3,141	(71)%
Credit facility interest expense – Other	$1,039	1,717	(39)%	4,276	5,154	(17)%
Total credit facility interest expense	1,039	2,849	(64)%	5,185	8,295	(37)%
As a percentage of total revenue	11%	19%		15%	19%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Other, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has now been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased by 64% to $1.0 million from $2.8 million for the three months ended September 30, 2020 and 2019 respectively. For the nine months ended September 30, 2020, credit facility interest expense decreased by 37% to $5.2 million from $8.3 million in the same period last year. These decreases were driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, a reduction in the interest rate on the Credit Facility – Other to 10.5% from 14.5% effective July 2, 2020, and repayments to the Credit Facility - Other resulting in lower interest payments on this facility as well.

17 | Page

Management’s Discussion and Analysis

Other (Income) and Expense

The following table provides a breakdown of other (income) and expense by type for the three and nine months ended September 30, 2020 and 2019:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2020	2019	Change	2020	2019	Change

Debenture and other financing expense	1,155	1,851	(38)%	4,987	5,553	(10)%
Accretion related to debentures and convertible debentures	186	194	(4)%	561	561	0%
Gain on acquisition, net of transaction costs	-	-	-	-	(13,249)	n/a
Revaluation (gains) and losses	721	(188)	n/a	4,068	201	1,924%
Other non-operating expenses	(2,138)	231	n/a	(1,939)	414	n/a
Total other (income) and expense	(76)	2,088	n/a	7,677	(6,520)	n/a

Total other (income) and expense was ($0.1) million in the three months ended September 30, 2020, compared to $2.1 million in the same period last year. For the nine months ended September 30, 2020, total other (income) and expense was $7.7 million compared to ($6.5) million in the same period last year. This is primarily attributable to the gain on acquisition resulting from the Business Combination with Difference during Q2 2019, offset by unrealized losses on our investment portfolio recognized within revaluation gains and losses, net, in 2020. Additionally, the impact of the gain on Liquid Sale net of credit facility prepayment expenses during Q1 2020 and government grant received related to the Canada Emergency Wage Subsidy (“CEWS”) during Q2 and Q3 2020 contributed to the variance.

Debenture and other financing expense consist of interest expense related to our non-convertible and convertible debentures, and interest expense related to our lease liabilities resulting from IFRS 16. The debenture and other financing expense decreased by 38% and 10% for the three and nine months ended September 30, 2020 compared to the same periods last year. The decrease is primarily related to the amendments made to the terms of the debentures, effective July 1, 2020 resulting in the reduction in the average coupon interest rate, from approximately 14% to approximately 7%.

Accretion related to convertible debentures was consistent for the three and nine month periods ended September 30, 2020 compared to the same periods last year.

Revaluation (gains) and losses, net, for the three and nine months ended September 30, 2020 are primarily due to $0.7 million and $4.0 million of net unrealized losses booked on our investment portfolio, respectively, related to the fair market value adjustment of certain companies within the portfolio. In the nine months ended September 30, 2020, this was partially offset by a $0.3 million gain on other receivable. The COVID-19 pandemic and related public health restrictions and shutdowns of non-essential businesses have caused severe disruption in the Canadian and global economies and have adversely impacted the valuation of many public companies that are comparable to companies within our investment portfolio. As a result, we have written down the fair value of these companies to reflect the general economic conditions and the impact of COVID-19. The net unrealized losses on investments include $nil and $3.7 million of losses attributable to COVID-19 for the three and nine months ended September 30, 2020 respectively.

In Q3 2020, we accrued ($1.3) million related to the CEWS in other non-operating (income) expenses, and recognized a ($0.8) million gain on the amendment of our non-convertible debentures. Other non-operating expenses in the nine months ended September 30, 2020 also includes net expense of $0.8 million resulting from prepayment expense on the Credit Facility – Liquid offset by the gain on sale of Liquid, and $0.8 million of restructuring and other expenses.

18 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2020			2019				2018
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Income Statement Highlights
Total revenue(3)	$9,774	$10,559	$13,910	$15,018	$15,029	$14,867	$14,891	$14,682
Net income (loss) and comprehensive income (loss)	1,019	(1,550)	(10,065)	(6,188)	(6,033)	6,401	(5,005)	(4,971)

Basic net income (loss) per common share	0.04	(0.06)	(0.36)	(0.24)	(0.22)	0.27	(0.21)	(0.22)
Diluted net income (loss) per common share	0.04	(0.06)	(0.36)	(0.24)	(0.22)	0.27	(0.21)	(0.22)

Non-IFRS Financial Measures(1)
Core revenue(2)	9,774	10,559	12,186	12,355	12,190	11,287	11,345	11,393
Adjusted EBITDA	4,825	5,197	544	2,295	1,081	1,587	2,238	2,072

Key Quarterly Trends

Total revenue has declined during last three quarters primarily due to the strategic sale of Liquid loan book in February 2020. Additionally, total revenue was impacted by the temporary suspension of our loan origination activities owing to COVID-19 pandemic in Q2 2020 as we worked to deleverage our balance sheet and reduce credit risk exposure. We are gradually resuming new loan originations in a cautious manner in order to manage our credit risk. Total revenue generally trended upwards since 2018 up until the three most recent quarters, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings. Interest revenue had also generally trended upwards as we grew our long-term loan products between the first quarter of 2018 and Q4 2019. During the latter part of 2019, as we transitioned to partner lending we maintained a flat loan book which resulted in flat interest revenue during that period. Accelerated growth in subscription and services and interest revenue generally outpaced the elimination of loan fees and our exit from bitcoin mining.

In Q3 2020, net income (loss) and comprehensive income (loss) improved over previous quarters primarily due to significant cost reduction initiatives implemented at the end of March 2020. Further, we experienced low loan defaults resulting in lower provision for loan losses. The combination of these factors more than offset the decrease in revenue in the quarter. In Q1 2020 and prior, fluctuations in net income (loss) and comprehensive income (loss) were driven by changes in non-cash related items such as the gain on acquisition in Q2 2019, and the initial Q1 2020 COVID-19 related charges to loan loss provision and unrealized loss on investments.

Adjusted EBITDA generally fluctuated within the same range from Q4 2018 to the end of 2019, and the decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. During the last two quarters, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue has also been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported in previous periods.

(3)	The Company changed certain prior period numbers to conform with current presentation. See next page for reconciliation to revenue previously stated before the impact of the presentation recast.

19 | Page

Management’s Discussion and Analysis

In Q4 2019, we retrospectively adjusted our accounting for loan protection revenue and associated costs. Historically, we had presented the amounts paid by borrowers for loan protection as part of revenues, and the associated costs paid to insurers for loan protection as part of transaction costs. Under the new presentation, we are presenting revenue net of expenses. The following table provides a reconciliation of revenue before the change in presentation to the new presentation. Since there is a corresponding reduction in transaction costs as well, this recast had no impact on either historical gross profit or net loss.

($000s,)
	2020			2019				2018
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Total revenue, previously stated	$9,774	$10,559	$13,910	$15,018	$16,585	$16,378	$16,351	$16,108
Presentation recast	-	-	-	-	(1,557)	(1,511)	(1,460)	(1,425)
Total revenue	9,774	10,559	13,910	15,018	15,028	14,867	14,891	14,683

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at September 30, 2020:

($000s)		As at
	September 30, 2020	December 31, 2019

Cash	$9,855	$10,417
Loans receivable, net	46,541	88,655
Investment portfolio	16,895	20,790
Total assets	101,459	151,098
Total liabilities	104,778	149,346

Total assets decreased by $49.6 million during the nine months ended September 30, 2020, driven primarily by the Liquid Sale, loan principal paydowns and the reduction in fair value of investment portfolio as a result of COVID-19. Total liabilities decreased by $44.6 million during the nine months ended September 30, 2020, driven primarily by the extinguishment of the Credit Facility – Liquid and paydowns on the Credit Facility – Other.

Loans receivable

The following table provides a breakdown of loans receivable as at September 30, 2020:

($000s)			As at
	September 30, 2020	June 30, 2020	December 31, 2019

Gross loans receivable	$55,846	$60,662	$104,675
Allowance for loan losses	(9,305)	(12,314)	(16,020)
Net loans receivable	46,541	48,348	88,655

The gross loans receivable portfolio was $55.8 million as at September 30, 2020, a decrease of 47% or $48.8 million compared to the balance as at December 31, 2019, the decrease being primarily attributable to the Liquid Sale in February 2020 and principal repayments on our line of credit loan products. The Liquid Sale in Q1 2020 resulted in the derecognition of $32.0 million gross loans receivable and $2.1 million of corresponding allowance.

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Management’s Discussion and Analysis

Reconciliation of allowance for loan losses as at September 30, 2020, December 31, 2019 and September 30, 2019 is as follows:

($000s)
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Year ended December 31, 2019

Allowance for loan losses, beginning of year	$16,020	$15,409	$15,409
Derecognition of allowance associated with loan sale	(2,131)	-	-
Provision for loan losses	7,741	14,539	19,899
Loans charged-off	(12,325)	(14,522)	(19,288)
Allowance for loan losses, end of period	9,305	15,426	16,020

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio. Refer to Note 5 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statement of operations and comprehensive loss.

The allowance for loan losses was $9.3 million as at September 30, 2020, a decrease of $6.7 million compared to December 31, 2019. During Q1 2020, the Liquid Sale resulted in a $2.1 million derecognition of corresponding allowance, offset by a $1.2 million incremental allowance booked in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance.

Additionally, the allowance for loan losses decreased in Q3 as a result of lower than historical default rates resulting in the release of previously booked allowance. The allowance for loan losses as a percentage of gross loans receivable decreased in Q3 2020 from Q2 2020 levels indicating an improved outlook for expected future credit losses relative to the prior quarter. As at September 30, 2020, we have recorded $1.1 million of COVID-19 related allowance, which we believe is adequate provision to absorb any material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses through the end of Q3 2020 in the interim condensed consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

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Management’s Discussion and Analysis

Transactions with Related Parties

Related party transactions during the three and nine months ended September 30, 2020 include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2020 totaled $0.4 million (December 31, 2019 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense for three and nine months ended September 30, 2020 totalling $0.01 million and $0.03 million, respectively (three and nine months ended September 30, 2019 - $0.02 million and $0.05 million respectively). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020, there were 35,831 warrants issuable to related parties as at September 30, 2020 with a fair value of $0.03 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio valued at $16.9 million as at September 30, 2020 which the Company is actively seeking to monetize. In the first quarter of 2020, the Company completed the Liquid Sale: being the sale of a majority of its MogoLiquid loan portfolio for total gross consideration of $31.6 million, using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022.

On December 31, 2019, we amended its Credit Facility – Other. The amendments lowered the effective interest rate as of July 2, 2020 and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. The amendments also increased the available loan capital from $50 million to $60 million, though this was reduced back down to $50 million on a subsequent amendment effective June 29, 2020.

On September 29, 2020, Mogo and its debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Mogo common shares, at our option.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and nine months ended September 30, 2020 and 2019:

($000s)
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Cash provided by operating activities before investment in gross loans receivable(1)	$4,158	$585	$6,575	$4,814
Proceeds from sale of loan book	-	-	31,572	-
Cash provided by (invested in) loans receivable	1,048	(5,730)	4,476	(20,037)
Cash provided by (used in) operating activities	5,206	(5,145)	42,623	(15,223)
Cash used in investing activities	(839)	(2,085)	(3,592)	(6,820)
Cash provided by (used in) financing activities	(1,997)	817	(39,593)	15,249
Net increase (decrease) in cash for the period	2,370	(6,413)	(562)	(6,794)

Net cash generated (used) for the three months ended September 30, 2020 was $2.4 million of inflow, driven by $5.2 million generated from operating activities, of which $2.0 million was used to pay down long-term debt in Q3 2020 and deleverage our balance sheet. In contrast, the ($6.4) million outflow in the comparative prior year quarter was driven by ($5.7) million outflow related to investment in loans receivable and ($2.1) million outflow used in investing activities, offset by an inflow of $1.0 million from credit facilities in the three months ended September 30, 2019.

Net cash generated (used) in the nine months ended September 30, 2020 was ($0.6) million compared to $(6.8) million in the same period last year. Excluding the one-time $12.3 million financing cash inflows in the prior period related to the acquisition of Difference, there was a $18.5 million reduction in cash use in the current period, driven by higher cash generated from the loan book in the current period. The proceeds from the sale of the Liquid loan book were used primarily to pay down the Credit Facility - Liquid in February 2020.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by (used in) operating activities before investment in gross loans receivable was $4.2 million in the three months ended September 30, 2020, increased from $0.6 million in the same period last year. This improvement was driven primarily by cash flow savings on operating expense and interest expense as a result of our cost reduction initiatives, partially offset by lower revenues.

Cash provided by (invested in) loans receivable was $1.0 million in the three months ended September 30, 2020, compared to ($5.7) million in the three months ended September 30, 2019. This was the result of management reducing net loan originations relative to the same period last year in light of the COVID-19 pandemic.

Overall, cash provided by (used in) operating activities increased to $5.2 million in the three months ended September 30, 2020, compared to ($5.1) million in the comparative period, an increase of $10.4 million.

In the nine months ended September 30, 2020, cash provided by (used in) operating activities was $42.6 million, an increase of $57.8 million compared to ($15.2) million in the same period last year, due to the reasons above along with $31.6 million of proceeds from the sale of the Liquid loan book in February 2020.

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Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended September 30, 2020, cash used in the purchase of equipment and investment in software was $0.8 million, a decrease of $1.3 million compared to $2.1 million in the same period in 2019. This is primarily due to a reduction in employee headcount in the current period which has reduced overall cash personnel expenses, including capitalizable personnel costs.

For the nine months ended September 30, 2020, cash used in the purchase of equipment and investment in software was $3.6 million, a decrease of $3.2 million compared to $6.8 million in the same period in 2019, for the same reasons as described above.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash (used in) provided by financing activities in the three months ended September 30, 2020 was ($2.0) million, driven almost entirely by repayments on our long-term credit facilities. In contrast, cash (used in) provided by financing activities in the comparative prior year period was $0.8 million, driven primarily by $1.0 million of cash inflows related to net borrowings on our credit facilities.

Cash (used in) provided by financing activities in the nine months ended September 30, 2020 was ($39.6) million, driven by repayments on our long-term credit facilities, including the early paydown of the Credit Facility – Liquid in connection with the sale of the Liquid loan book in Q1 2020. Comparatively, cash (used in) provided by financing activities was $15.2 million in the prior year period, driven by cash inflows related to the acquisition of Difference Capital and net borrowings on our credit facilities.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at September 30, 2020. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	317	1,395	1,307	1,296	1,206	3,967
Trade payables	3,384	-	-	-	-	-
Accrued wages and other expenses	3,037	-	-	-	-	-
Interest – Credit Facility - Other (1)	976	3,905	1,952	-	-	-
Interest – Debentures	804	3,135	2,996	1,884	353	-
Interest – Convertible debentures	300	1,200	500	-	-	-
Purchase obligations	263	1,052	1,052	-	-	-
	9,081	10,687	7,807	3,180	1,559	3,967
Commitments – principal repayments
Credit Facility – Other	-	-	37,188	-	-	-
Debentures	1,604	2,173	2,313	19,932	19,295	-
Convertible debentures	-	-	12,074	-	-	-
	1,604	2,173	51,575	19,932	19,295	-

Total contractual obligations	10,685	12,860	59,382	23,112	20,854	3,967

___________

(1)	Interest on credit facility is calculated based on LIBOR rates as at September 30, 2020.

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of November 9, 2020, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at November 9, 2020
Common shares	30,176
Stock options	4,580
Restricted share units	79
Common share purchase warrants	6,025

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 and 2019.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Core revenue(1)(2), adjusted EBITDA, adjusted cash net income (loss) and cash operating expenses are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue(1)(2)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from our bitcoin mining operations and revenue related to MogoLiquid loans. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our core business given that we exited our bitcoin mining operations in the third quarter of 2019 and sold our MogoLiquid loan portfolio in the first quarter of 2020. Thus, we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Total revenue(2)	$9,774	$15,029	$34,243	$44,787
Less: Mining revenue	-	-	-	(1,662)
Less: MogoLiquid loan revenue	-	(2,838)	(1,721)	(8,303)
Core revenue	9,774	12,191	32,522	34,822

______________

(1)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

(2)

The Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

The Company has adjusted its prior period comparatives as follows to conform with the new definition of core revenue:

($000s,)
	2020			2019
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Core revenue, previously stated	$9,774	$10,559	$13,910	$15,018	$16,585	$16,378
Presentation recast(2)	-	-	-	-	(1,556)	(1,511)
Less: Bitcoin mining revenue	-	-	-	-	-	(813)
Less: MogoLiquid loan revenue	-	-	(1,721)	(2,663)	(2,838)	(2,767)
Core revenue	9,774	10,559	12,189	12,355	12,191	11,287

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation, credit facility interest expense, debenture and other financing expense, revaluation (gains) and losses, net, and other non-operating expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net income (loss) and comprehensive income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Net income (loss) and comprehensive income (loss)	$1,019	$(6,033)	$(10,596)	$(4,637)
Depreciation and amortization	2,288	1,945	6,800	6,008
Stock‑based compensation	384	165	1,058	1,556
Non-cash warrant expense	291	67	562	204
One-time provision for excise tax	(120)	-	(120)	-
Credit facility interest expense	1,039	2,849	5,185	8,295
Debenture and other financing expense	1,155	1,851	4,987	5,553
Accretion related to debentures and convertible debentures	186	194	561	561
Gain on acquisition, net of transaction costs	-	-	-	(13,249)
Revaluation (gains) and losses	721	(188)	4,068	201
Other non-operating (income) expenses	(2,138)	231	(1,939)	414
Adjusted EBITDA	4,825	1,081	10,566	4,906

______________

(1)

In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

(2)

The Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

Adjusted net income (loss) and adjusted cash net income (loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding stock-based compensation, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net income (loss) is a non-IFRS financial measure that excludes from adjusted net income (loss) depreciation and amortization, deferred financing costs and non-cash interest expense, which are expenses recognized in the period that do not impact cash flow in that period, as well as other non-operating (income) and expenses. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss. Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital.

The following table presents a reconciliation of adjusted net loss and adjusted cash net income (loss) to net income (loss) and comprehensive income (loss), the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019

Net income (loss) and comprehensive income (loss)	$1,019	$(6,033)	$(10,596)	$(4,637)
Stock‑based compensation	384	165	1,058	1,556
Non-cash warrant expense	291	67	562	204
One-time provision for excise tax	(120)	-	(120)	-
Gain on acquisition, net of transaction costs	-	-	-	(13,249)
Revaluation (gains) and losses	721	(188)	4,068	201
Other non-operating (income) expenses	(2,138)	231	(1,939)	414
Adjusted net income (loss)	157	(5,758)	(6,967)	(15,511)

Depreciation and amortization	2,288	1,945	6,800	6,008
Deferred financing cost amortization	-	124	222	369
Convertible debenture non-cash interest	482	508	1,488	1,518
Debentures interest expense added to principal	1,319	-	2,824	-
Capitalized cost of intangible assets	(839)	(1,992)	(3,568)	(6,190)
Adjusted cash net income (loss)	3,407	(5,173)	799	(13,806)

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Management’s Discussion and Analysis

Cash operating expenses

Cash operating expenses is a non-IFRS financial measure that we calculate as operating expenses, including the cost of intangible assets capitalized to the balance sheet, and excluding depreciation and amortization, stock based compensation, and non-cash warrant expenses. Cash operating expenses is a measure used by management and the Board to evaluate the impact of our operating expenses as it relates to cash flow.

The following table presents a reconciliation of cash operating expenses to operating expenses, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30, 2020	Three months ended June 30, 2020	Three months ended March 30, 2020	Three months ended December 31, 2019

Operating expenses	$7,135	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	839	882	1,849	2,213
Less:
Depreciation and amortization	(2,288)	(2,287)	(2,225)	(2,042)
Stock-based compensation	(384)	(460)	(214)	(177)
Non-cash warrant expense	(291)	(516)	245	(68)
Cash operating expenses	5,011	5,257	9,700	10,615

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of privately held investments, share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2019.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2020

Certain new or amended standards and interpretations became effective on January 1, 2020 or later, the Company has adopted the amendment related to IFRS 16 as discussed in note 3 to the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019, except for the new policies discussed in note 3 to the interim condensed consolidated financial statements.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at September 30, 2020, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company’s internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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